Filed pursuant to Rule 433
Registration Statement No. 333-219583

May 23, 2018

Final Term Sheet

$11,500,000,000

Vodafone Group Public Limited Company

$2,000,000,000 3.750% Notes due January 2024

$1,500,000,000 4.125% Notes due May 2025

$3,000,000,000 4.375% Notes due May 2028

$1,000,000,000 5.000% Notes due May 2038

$3,000,000,000 5.250% Notes due May 2048

$1,000,000,000 Floating Rate Notes due January 2024

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, HSBC Securities (USA) Inc. at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 and RBC Capital Markets, LLC at 1-866-375-6829.

The SEC allows us to “incorporate by reference” into the registration statement the information we file with them. Any statement in a document incorporated or deemed to be incorporated by reference into the registration statement (or the prospectus) shall be automatically modified or superseded for purposes of the registration statement (or the prospectus) to the extent that a statement contained in the prospectus or in any subsequently filed document that is incorporated by reference into the registration statement (or prospectus) modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement.

3.750% Notes due January 2024 (the “Tranche 1 Notes”)

Expected Ratings(1)	Baa1 (negative watch) / BBB+ (negative outlook) / BBB+ (stable outlook) (Moody’s / S&P / Fitch)

Maturity Date	We will repay the Tranche 1 Notes on January 16, 2024 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	May 30, 2018.

Issue Price	99.153% of the principal amount, plus accrued interest, if any, from and including May 30, 2018 to the date the Tranche 1 Notes are delivered to investors.

Interest Rate	3.750% per annum.

Interest Payment Dates

Semi-annually on January 16 and July 16 of each year, commencing January 16, 2019 (long first coupon) up to and including the maturity date for the Tranche 1 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 1 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such notes, plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 20 basis points.

Special Mandatory Redemption

The completion of the offering is not contingent upon the completion of the Acquisition (as defined below). If our acquisition of Liberty Global plc’s operations in Germany, the Czech Republic, Hungary and Romania (the “Acquisition”) has not closed on or prior to July 31, 2019, we will be required to send a notice of mandatory redemption to the holders of the Tranche 1 Notes fixing the date of such mandatory redemption (such date to be 5 days from the sending of the notice of mandatory redemption). On such mandatory redemption date, we will be required to redeem the Tranche 1 Notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest on such notes to the date of redemption.
The proceeds of this offering will not be deposited into an escrow account pending any special redemption of the Tranche 1 Notes. Our ability to pay the redemption price to holders of the Tranche 1 Notes following a special mandatory redemption may be limited by our then existing financial resources, and sufficient funds may not be available when necessary to make any required purchases of Tranche 1 Notes.

Underwriting Discount	0.170%

CUSIP Number	92857W BH2

ISIN Number	US92857WBH25

4.125% Notes due May 2025 (the “Tranche 2 Notes”)

Expected Ratings(1)	Baa1 (negative watch) / BBB+ (negative outlook) / BBB+ (stable outlook) (Moody’s / S&P / Fitch)

Maturity Date	We will repay the Tranche 2 Notes on May 30, 2025 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	May 30, 2018.

Issue Price	99.029% of the principal amount, plus accrued interest, if any, from and including May 30, 2018 to the date the Tranche 2 Notes are delivered to investors.

Interest Rate	4.125% per annum.

Interest Payment Dates	Semi-annually on May 30 and November 30 of each year, commencing November 30, 2018 up to and including the maturity date for the Tranche 2 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 2 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such notes, plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 20 basis points.

Special Mandatory Redemption

The completion of the offering is not contingent upon the completion of the Acquisition. If the Acquisition has not closed on or prior to July 31, 2019, we will be required to send a notice of mandatory redemption to the holders of the Tranche 2 Notes fixing the date of such mandatory redemption (such date to be 5 days from the sending of the notice of mandatory redemption). On such mandatory redemption date, we will be required to redeem the Tranche 2 Notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest on such notes to the date of redemption.

The proceeds of this offering will not be deposited into an escrow account pending any special redemption of the Tranche 2 Notes. Our ability to pay the redemption price to holders of the Tranche 2 Notes following a special mandatory redemption may be limited by our then existing financial resources, and sufficient funds may not be available when necessary to make any required purchases of Tranche 2 Notes.

Underwriting Discount	0.220%

CUSIP Number	92857W BJ8

ISIN Number	US92857WBJ80

4.375% Notes due May 2028 (the “Tranche 3 Notes”)

Expected Ratings(1)	Baa1 (negative watch) / BBB+ (negative outlook) / BBB+ (stable outlook) (Moody’s / S&P / Fitch)

Maturity Date	We will repay the Tranche 3 Notes on May 30, 2028 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	May 30, 2018.

Issue Price	98.701% of the principal amount, plus accrued interest, if any, from and including May 30, 2018 to the date the Tranche 3 Notes are delivered to investors.

Interest Rate	4.375% per annum.

Interest Payment Dates	Semi-annually on May 30 and November 30 of each year, commencing November 30, 2018 up to and including the maturity date for the Tranche 3 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 3 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 25 basis points.

Underwriting Discount	0.300%

CUSIP Number	92857W BK5

ISIN Number	US92857WBK53

5.000% Notes due May 2038 (the “Tranche 4 Notes”)

Expected Ratings(1)	Baa1 (negative watch) / BBB+ (negative outlook) / BBB+ (stable outlook) (Moody’s / S&P / Fitch)

Maturity Date	We will repay the Tranche 4 Notes on May 30, 2038 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	May 30, 2018.

Issue Price	98.104% of the principal amount, plus accrued interest, if any, from and including May 30, 2018 to the date the Tranche 4 Notes are delivered to investors.

Interest Rate	5.000% per annum.

Interest Payment Dates	Semi-annually on May 30 and November 30 of each year, commencing November 30, 2018 up to and including the maturity date for the Tranche 4 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 4 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such notes, plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 30 basis points.

Underwriting Discount	0.450%

CUSIP Number	92857W BL3

ISIN Number	US92857WBL37

5.250% Notes due May 2048 (the “Tranche 5 Notes” and, together with the Tranche 1 Notes, the Tranche 2 Notes, the Tranche 3 Notes and the Tranche 4 Notes, the “Fixed Rate Notes”)

Expected Ratings(1)	Baa1 (negative watch) / BBB+ (negative outlook) / BBB+ (stable outlook) (Moody’s / S&P / Fitch)

Maturity Date	We will repay the Tranche 5 Notes on May 30, 2048 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	May 30, 2018.

Issue Price	99.208% of the principal amount, plus accrued interest, if any, from and including May 30, 2018 to the date the Tranche 5 Notes are delivered to investors.

Interest Rate	5.250% per annum.

Interest Payment Dates	Semi-annually on May 30 and November 30 of each year, commencing November 30, 2018 up to and including the maturity date for the Tranche 5 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 5 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such notes, plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 35 basis points.

Underwriting Discount	0.600%

CUSIP Number	92857W BM1

ISIN Number	US92857WBM10

Floating Rate Notes due January 2024 (the “Tranche 6 Notes” or the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”)

Expected Ratings(1)	Baa1 (negative watch) / BBB+ (negative outlook) / BBB+ (stable outlook) (Moody’s / S&P / Fitch)

Maturity Date	We will repay the Tranche 6 Notes on January 16, 2024 at 100% of their principal amount, plus accrued and unpaid interest.

Issue Date	May 30, 2018.

Issue Price	100.000% of the principal amount, plus accrued interest, if any, from May 30, 2018.

Interest Rate

The interest rate for the period from May 30, 2018 to, but excluding, the first interest reset date will be the initial base rate, as adjusted by adding the spread. Thereafter, the interest rate will be the base rate, as adjusted by adding the spread. The interest rate will be reset quarterly on each interest reset date.

Initial Base Rate	Three-month U.S. dollar LIBOR, as determined on May 30, 2018.

Base Rate	Three-month U.S. dollar LIBOR.

Three-Month U.S. Dollar LIBOR

“Three-month U.S. dollar LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a three month period, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on any interest determination date.

If no offered rate appears on Reuters screen page “LIBOR01” on the relevant interest determination date at approximately 11:00 a.m., London time, then we will select and identify to the calculation agent four major banks in the London interbank market, and the calculation agent will request the principal London offices of each of such banks to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time for the applicable interest period. If at least two quotations are provided, three-month U.S. dollar LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. If less than two quotes are provided, we will select and identify to the calculation agent three major banks in New York City, and the calculation agent will request each of such banks to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks for a three month period for the applicable interest period in an amount of at least $1,000,000. If three quotations are provided, three-month U.S. dollar LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of interest for the next succeeding interest period will be equal to the rate of interest last determined in relation to the notes in respect of the preceding interest period, or, in the case of the first interest determination date prior to the first interest reset date, the initial base rate.

Notwithstanding the foregoing, if we determine on or prior to the relevant interest determination date, after consultation with an investment bank of national standing selected by us in our sole discretion, that three-month U.S. dollar LIBOR  has been discontinued, then we will appoint in our sole discretion an investment bank of national standing to determine whether there is a substitute or successor base rate to three-month U.S. dollar LIBOR that is consistent with accepted market practice. If such investment bank of national standing determines that there is such a substitute or successor base rate, the calculation agent shall use such substitute or successor base rate. In such case, the calculation agent will implement changes to the business day convention, the definition of business day, the interest determination date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate, all as determined and directed by such investment bank of national standing; provided, however, that the calculation agent shall not be required to implement any such changes that affect its own rights, duties or immunities under the indenture, the calculation agent agreement or otherwise. If such investment bank of national standing determines that there is no such substitute or successor base rate as so provided above, the rate of interest for the next succeeding interest period will be equal to the rate of interest last determined in relation to the notes in respect of the preceding interest period.

Spread	Plus 0.990%.

Interest Payment Dates

Quarterly on January 16, April 16, July 16 and October 16 of each year, commencing July 16, 2018, up to and including the maturity date for the Tranche 6 Notes, subject to the applicable business day convention.

Interest Reset Dates

Starting with the interest period scheduled to commence on July 16, 2018, the interest reset date for each interest period will be the first day of such interest period, subject to the applicable business day convention.

Interest Determination Date	The interest determination date relating to a particular interest reset date will be the second London business day preceding such interest reset date.

Business Day Convention	Modified following.

Day Count Fraction	Actual/360 (ISDA).

Calculation Agent	The Bank of New York Mellon, London Branch, or its successor appointed by us.

Special Mandatory Redemption

The completion of the offering is not contingent upon the completion of the Acquisition. If the Acquisition has not closed on or prior to July 31, 2019, we will be required to send a notice of mandatory redemption to the holders of the Tranche 6 Notes fixing the date of such mandatory redemption (such date to be 5 days from the sending of the notice of mandatory redemption). On such mandatory redemption date, we will be required to redeem the Tranche 6 Notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest on such notes to the date of redemption.

The proceeds of this offering will not be deposited into an escrow account pending any special redemption of the Tranche 6 Notes. Our ability to pay the redemption price to holders of the Tranche 6 Notes following a special mandatory redemption may be limited by our then existing financial resources, and sufficient funds may not be available when necessary to make any required purchases of Tranche 6 Notes.

Underwriting Discount	0.170%

CUSIP Number	92857W BN9

ISIN Number	US92857WBN92

The following terms apply to each tranche of the Notes:

Redemption or Repurchase Following a Change of Control

If a Change of Control Put Event (as defined in the prospectus) occurs, then the holder of a Note will have the option, as described under ‘‘Additional Mechanics — Redemption or Repurchase Following a Change of Control” in the prospectus, to require Vodafone to redeem or, at Vodafone’s option, purchase (or procure the purchase of) such Note at an optional redemption amount equal to 101% of the aggregate principal amount of such Note, plus accrued and unpaid interest on such Note to the date of redemption, according to the terms and limitations described under ‘‘Additional Mechanics—Redemption or Repurchase Following a Change of Control’’ in the prospectus.

Business Days	For the Fixed Rate Notes, New York; for the Floating Rate Notes, London and New York.

Ranking

The Notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone Group Plc. Because we are a holding company, the Notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Regular Record Dates for Interest

With respect to each interest payment date, the regular record date for interest on global securities in registered form will be the close of business on the Clearing System Business Day prior to the date for payment, where “Clearing System Business Day” means Monday to Friday, inclusive, except December 25 and January 1. The regular record date for interest on debt securities that are represented by physical certificates will be the date that is 15 calendar days prior to such date, whether or not such date is a business day.

Payment of Additional Amounts

We intend to make all payments on the Notes without deducting United Kingdom (“U.K.”) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus.

Optional Tax Redemption

We may redeem the Notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this final term sheet in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus. In that event, we may redeem the Notes in whole but not in part on any interest payment date, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Adjusted Treasury Rate

“Adjusted treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

Comparable Treasury Issue

“Comparable treasury issue” means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the relevant tranche of Fixed Rate Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such Notes.

Comparable Treasury Price	“Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date.

Quotation Agent	“Quotation agent” means the reference treasury dealer appointed by us.

Reference Treasury Dealer	“Reference treasury dealer” means any primary U.S. government securities dealer in New York City selected by us.

Reference Treasury Dealer Quotations

“Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the Quotation Agent by such reference treasury dealer at 5:00 p.m. New York City Time on the third business day preceding such redemption date.

Listing

We will file an application to list the Notes on the New York Stock Exchange. We expect that the Notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the Notes.

Use of Proceeds (after deducting underwriting discounts but not estimated expenses)	We intend to use the net proceeds from the sale of the Notes either to fund the Acquisition or for general corporate purposes.

Risk Factors

You should carefully consider all of the information in this final term sheet, the prospectus supplement and the prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page S-2 of the prospectus supplement dated May 23, 2018, “Risk Factors” beginning on page 6 of the prospectus and “Principal risk factors and uncertainties” beginning on page 28 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2017 and “Risk Factors” on page 29 of our Half Year Report for the six months ended September 30, 2017 for risks involved with an investment in the Notes.

Trustee, Calculation Agent and Principal Paying Agent	The Bank of New York Mellon.

Timing and Delivery	We currently expect delivery of the Notes to occur on or about May 30, 2018.

Underwriters	Barclays Capital Inc., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC.

Prohibition of Sales to EEA Retail Investors	Applicable.

Note:

(1)              An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rate of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Vodafone Group Plc is currently rated Baa1 (rating(s) under review)/BBB+ (negative)/BBB+ (stable) (Moody’s Corporation/Standard & Poor’s Financial Services LLC/Fitch Ratings Inc.). An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Important Information

Taxation

The following paragraph should be added to the accompanying prospectus under “Taxation—U.S. Federal Income Taxation—United States Holder—Taxation of Debt Securities”:

“Under recently enacted legislation, U.S. holders that maintain certain types of financial statements and use the accrual method of accounting for U.S. federal income tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on their financial statements. The application of this rule may require U.S. holders that maintain such financial statements to include certain amounts realized in respect of the debt securities in income earlier than would otherwise be the case under the rules described in this summary, although the precise application of this rule is unclear at this time. This rule generally will be effective for tax years beginning after December 31, 2017 or, if the debt securities are treated as issued with OID (as defined below), for tax years beginning after December 31, 2018. U.S. holders that use the accrual method of accounting should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.”

Selling Restrictions

MiFID II professionals and ECPs only / No PRIIPs KID

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key information document (KID) has been prepared as not available to retail in the European Economic Area. No sales to retail clients in the EEA, as defined under MiFID II.

Notice to Prospective Investors in the United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).  The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement and accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The Notes may not be publicly offered, advertised, distributed or redistributed in or from Switzerland, and neither this prospectus supplement and the accompanying prospectus nor any marketing material for investments in the Notes may be publicly distributed or otherwise made publicly available in Switzerland, communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a or 1156 of the Swiss Code of Obligations. This prospectus supplement and the accompanying prospectus is not a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 et seq. of the Listing Rules of the SWX Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of the Notes on any Swiss stock exchange.